UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Tuya Inc. to Hold Annual General Meeting on June 19, 2025
99.2	Circular
99.3	Notice of Annual General Meeting
99.4	Form of Proxy for the Annual General Meeting
99.5	Form of Voting Card for ADS Holders
99.6	Announcement - Proposed Amendments to and Restatement of the Existing Memorandum and Articles of Association and Adoption of the Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yi (Alex) Yang
Name	:	Yi (Alex) Yang
Title	:	Chief Financial Officer

Date: May 16, 2025

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